Filed by Taylor Capital Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Taylor Capital Group, Inc.

Commission File Number: 001-35749

Set forth below is the transcript of joint investor conference call of MB Financial, Inc. and Taylor Capital Group, Inc. held on July 15, 2013:

Participants

Mitchell Feiger; MB Financial, Inc.; President, CEO

Jill York; MB Financial, Inc.; VP, CFO

Ed Milefchik; MB Financial, Inc.; EVP of Commercial Banking

Mark Heckler; MB Financial, Inc.; EVP Wealth Management and Investment Services

Brian Wildman; MB Financial, Inc.; EVP Risk Management

Mark Hoppe; Taylor Capital Group, Inc; President, CEO

Bruce Taylor, Taylor Capital Group, Inc.; Chairman

Randy Conte; Taylor Capital Group, Inc.; COO, CFO

Operator: Good day, ladies and gentlemen, and welcome to the MB Financial and Taylor Capital to merge conference call. On today’s call we have Mr. Mitchell Feiger, President and Chief Executive Officer, and Jill York, Chief Financial Officer of MB Financial Incorporated, as well as Mark Hoppe, President and Chief Executive Officer, and Randall Conte, Chief Operating Officer and Chief Financial Officer of Taylor Capital Group Incorporated.

At this time, all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of this conference. (Operator Instructions). As a reminder, this call is being recorded for replay purposes.

Before we begin, I need to remind you that during the course of this call, we may make forward-looking statements about future events and future financial performance. You should not place undue reliance on any forward-looking statements, which speak only as of the date made. These statements are subject to numerous factors that could cause actual results to differ materially from those anticipated or projected. For a list of some of these factors, please see MB Financial’s and Taylor Capital’s forward-looking statement disclosure in their 2013 second-quarter earnings releases, as well as the forward-looking statement disclosure in the slides for this presentation.

And now I’d like to turn the call over to Mr. Mitchell Feiger, President and Chief Executive Officer. Please proceed, sir.

Mitchell Feiger: Okay, good morning and thank you for joining us this morning. I just want to introduce three other people who are in the room with us today, should you have questions that they might address later. Ed Milefchik, who is our Chief Commercial Banking Officer at MB. Mark Heckler, EVP, Wealth Management and Commercial Services at MB. And Brian Wildman, EVP, Risk Management at MB.

Okay, I’m very excited to speak with you this morning. As I’m sure you know, last night, Taylor Capital Group and MB Financial Inc. issued a joint press release announcing our agreement to merge and published an investor presentation describing the transaction. So that you can have as much information as possible this morning, both of our companies also issued press releases reporting our performance and earnings for the second quarter.

I thought both companies had good quarters.

Here is how we are going to proceed this morning. First, Jill is going to report to you on MB’s second-quarter performance. Then Mark Hoppe will report on Taylor Capital’s second-quarter results. In the interest of time, because you are probably more interested in learning about our planned merger, comments about second-quarter performance are going to be much briefer than normal.

Following our second-quarter review, I will begin the merger discussion. Jill will tell you about the financial particulars and how we thought about pricing and valuation. Mark will give you his view about what we have done and then we’ll take your questions.

Okay, let’s start with earnings for the second quarter. Jill?

Jill York: Thanks, Mitch, and good morning, everyone. My comments on the second quarter will be brief, as our results were quite good and very similar to the first quarter. We earned $25.3 million in the second quarter or $0.46 per share compared to $24.9 million or $0.46 per share last quarter.

Our return on average assets was 1.09% compared to 1.07% last quarter.

There were many positives in the quarter. Our net interest margin increased by two basis points to 3.61% and our net interest income was stable as we benefited from higher rate CDs repricing and better yields on our investment portfolio and covered loans.

Total loans excluding covered loans increased by $53 million, driven by strong lease loan growth. Deposit flows were good, with low-cost deposits increasing by $116 million. DDA accounts now make up 30% of total deposits.

I continue to be happy with our level of core fee revenues. In Q2, core fee revenues made up 35% of total revenues, which was similar to last quarter.

Credit costs were low as we had net recoveries in the quarter, and for the second quarter in a row, we had OREO gains. All in all, a very good quarter. Mitch, back to you.

Mitchell Feiger: Okay, thanks, Jill. I thought we had a nice second quarter. Mark, I’ll turn it over to you.

Mark Hoppe: Thanks, Mitch. First of all, I really appreciate the opportunity to be here. Very excited about it, very excited about what the future holds for both companies in the interim, but the merged entity in particular. So thanks a lot for having us here today.

I am really proud to say we had an outstanding quarter for Taylor Capital in the second quarter of this year. After adjusting for early debt extinguishment costs, our net income was $18.8 million, our net income available to common was $15 million, our earnings per share was $0.49 a share. Our return on assets was 1.31% and our return on common equity was 16.1%. These are all solid numbers that we are proud of and they all represent increases from the first quarter of 2013 and also the second quarter last year.

Our mortgage revenue was up about 20% in spite of the very volatile interest rate environment, and we were able to do this based on the diversified model in this segment of our Company.

Total commercial loans were up 6.5% for the quarter, or about $183 million. We also were able to repay $37.5 million of 8% subordinated debt in the quarter.

Our asset quality continues to improve steadily, and specifically, our OREO was down about $8 million and put us below $20 million for the first time in a number of years.

We have continued strong capital ratios, and we feel this is a really solid quarter that we are proud of, and again, appreciate the opportunity to be together.

Mitchell Feiger: Okay, great. Thanks, Mark. That was a great quarter. All right, now on to the merger.

As I mentioned a few minutes ago, MB Financial and Taylor Capital Group have agreed to merge. Combined, we will be the premier middle-market bank in Chicago. We will have around $15 billion of assets and almost $10 billion of loans, $11 billion of deposits and a long history of successfully serving businesses and consumers in our market.

We will have the ninth largest market share in the Chicago MSA. We will have the number five deposit market share position in Cook County, behind only Chase, BMO Harris, Bank of America and Northern Trust; and Northern Trust barely counts.

You might find it interesting than our average branch size will be over $110 million.

This is a great strategic and financial transaction for everyone involved. We will get to the financial benefits in a minute. First, the strategic ones. Here is how I think about Taylor.

Cole Taylor Bank has four business lines — middle-market commercial banking, asset-based lending, consumer or retail banking and mortgage banking. Let’s take them one at a time.

Middle-market commercial banking. In middle-market banking, we are combining two high-quality businesses. Our middle-market customer bases are similar. We define the market in the same way. We approach the market in the same way, and we are both focused on providing the best full-service commercial relationship banking possible.

Combining our middle-market banking businesses and teams and clients will make us much more competitive in a very competitive market. Conveniently, MB has a number of fee products to offer Taylor’s commercial customers that Taylor offers only in a limited way at this time. Those products include capital markets products, foreign exchange, sophisticated and specialty treasury management services, card products and more. Now we have additional customers to sell those products to.

We believe that our resulting middle-market market share will be among the highest in the Chicago area. We are very good at commercial banking now. This will make us stronger and more competitive.

Asset-based lending. Taylor’s asset-based lending business is a great addition to MB’s national business platform. While I very much like our enhanced competitive position in Chicago, I also like the diversification that our national businesses provide. Asset-based lending is a nice addition.

This business is very well-run. It has over $1 billion of loan commitments and over $600 million of outstanding loans. The business has grown very well over the past four years and credit quality remains strong.

You may be interested to know as part of our due diligence, we looked at loans representing around 75% of asset-based loans outstanding and we liked what we saw. Again, MB has products that can be sold to Taylor’s asset-based lending clients.

Retail banking. Middle-market banking and asset-based lending produce a lot of loans, no doubt, but those loans require funding. At MB, we have been successful increasing our on-balance-sheet liquidity by sourcing high-quality, low-cost funding. Now we can use some of that liquidity.

Taylor, because of its limited branch network, has had less access to sticky low-cost funding. We have it.

With regard to branches, Taylor’s nine branches fit quite well with MB’s branch network. Taylor’s customers will benefit from access to MB’s much larger branch footprint, and there’s an opportunity for branch consolidation. We are studying that potential now. Again, MB has products to sell to Taylor’s consumer clients, including credit and prepaid cards.

Those three businesses are the core of what we are interested in at Cole Taylor Bank and Taylor Capital. We are in our hearts a commercial bank and so are they.

I started out telling you how Taylor’s traditional commercial banking business fits with MB’s, because that’s what we are most interested in in this transaction and we are acquiring Cole Taylor Bank. That’s the key driver of our decision.

The bank, however, in this case also comes with a fourth business line, mortgages. We understand that and are happy to have it, but that’s not what’s motivating us here. The last few years have been spectacular for the mortgage origination business, and Taylor’s mortgage business has done extremely well. And I’m not surprised it has done well. The mortgage company has a great management team. We hope it continues to do well.

But you need to know that our financial and strategic analyses for this transaction assume very, very little future contribution from the mortgage company, so low in fact that we would have been willing to buy the bank only for just about the same price that we are paying for the bank and the mortgage company.

That said, we’ve been studying the mortgage business and this particular mortgage company in particular. As part of our due diligence, we carefully investigated and reviewed the risks associated with purchasing the mortgage business with the bank, and we became comfortable that the risks of owning the business are modest and acceptable, which means — and I hope this is the case — if the business outperforms our very low expectations, we get more upside in the transaction than we expected.

As a side note, our merger agreement with Taylor allows Taylor — if they choose — to sell the mortgage business for an after-tax gain of more than $57 million plus expenses. So to the degree they receive a gain of more than that amount, a gain of more than $57 million plus expenses after-tax, those excess proceeds, the amount above that amount, above the $57 million plus expenses, will be paid to selling Taylor’s shareholders.

However, please note — and this is very important — we do not expect that a sale of the mortgage business, if it were to occur, would result in any additional shareholder consideration for Taylor’s shareholders. In other words, we expect and are assuming that even if Taylor markets the mortgage business for sale, a sale is either unlikely to occur, or if it occurred, would be very unlikely to yield an amount sufficient to generate additional merger consideration for Taylor’s shareholders.

And just to be perfectly clear, you should assume there will be no additional merger consideration as a result of a possible sale of the mortgage business. Okay? And that premise is completely consistent with our approach in valuing the mortgage business as part of our merger. I hope I didn’t confuse you with that, but it was important to say. Bottom line, we expect to own the mortgage business, but it added very little to our value calculations.

Okay, let me turn it over to Jill now, who can go through some of the financial particulars with you. And then following Jill, Mark is going to make a few comments and then we will open it up to questions. Okay, Jill, go for it.

Jill York: All right. In terms of deal metrics and multiples, in our investor presentation, we’ve provided all the standard ones. But I thought it might be helpful to discuss how we thought about modeling this transaction.

Our first objective was to come up with a good financial model for the bank, excluding mortgage. A simple way for you to think about this is, in the first quarter, the banking segment contributed $11 million to net income. If you annualize the first-quarter net income, you get banking segment income of $44 million.

We then considered what would be an appropriate amount of net income to include for the mortgage business, using very conservative estimates, as origination volume can be volatile. For our models, we included annualized net income of $9 million for the mortgage business, almost entirely generated from the servicing portfolio. This equates to about 25% of the current net income run rate for the business.

Thus, net income for the two businesses combined is $53 million.

We then backed out about $1 million related to the after-tax impact of the remaining trust preferreds after the high-rate trust preferreds are redeemed and $8 million in preferred dividends remaining after the former TARP preferreds are paid off. This results in net income to common of approximately $44 million.

Our acquisition price to net income to common modeled in this fashion is $680 million divided by $44 million, which equals 15.4 times earnings. Including $18 million in after-tax cost saves, the multiple goes to 11.

In terms of other metrics, we expect the transaction to be at least 15% accretive to earnings per share once cost saves are fully phased in. We expect to earn back the tangible book value dilution in 3.5 years. And finally to wrap up the metrics, the internal rate of return on the transaction is 15%.

All in all, we feel that the acquisition metrics make good financial sense, especially for a strategic transaction of this size. Mitch, back to you.

Mitchell Feiger: Okay, thank you, Jill. Before I turn it over to Mark, I want to talk about social issues really fast. So on the social issue front, I will continue to be President and CEO of MB Financial, Inc., our parent company. Mark Hoppe will become President and CEO of MB Financial Bank.

I’ve known Mark for almost 30 years. I have tremendous respect for him. He is a great banker, a great CEO and he already lives MB values. I look forward very much to working with him.

Now, on another note, Bruce — one name that wasn’t mentioned in our call introduction is Bruce Taylor, who is in the room as well, and I look forward to working with Bruce also. Okay, let me turn it over to Mark now.

Mark Hoppe: Mitch, thanks a lot. I appreciate that, appreciate the kind words. I have to say beyond a shadow of a doubt our people are very, very excited about this transaction and this opportunity.

We look at it a number of different ways, and quite frankly, I don’t think it will be a surprise to anyone hearing Mitch’s comments about our feelings and our approach toward the merged entity when you hear my comments.

So number one, these institutions, in my opinion and our opinion, are very complementary and they are very complementary on many levels. One instance proving that is that putting the two organizations together in the Chicago middle market area, we will be doubling the market share. We believe that the two companies together have about 2000 clients in the middle market in the Chicago area, and the overlap between the two banks is somewhere between 10 and 20 clients, and that is it. So this is very complementary in putting these two groups together.

The second is additive. There are many elements of this combination that are additive. Asset-based lending, asset-based lending is a national business for us that we started about five years ago [with] an industry leader. Mitch talked about some of the numbers and it’s a terrific business.

With the bigger platform, with the larger organization, that gives us the ability to continue to expand and grow that business and probably even at a quicker pace.

The other interesting one is leasing. Leasing income is obviously very, very important to MB. We have a leasing operation, a leasing operation that started about a year ago, and it’s fairly small now. But it’s a group that we’ve hired and has been involved in the leasing industry for, some of the folks, 40 years. And they do — the type of leasing that we do in our organization is totally different than the variety of leasing that is done in MB. So again, you have a substantially additive business within a line of business that both of the companies understand very well.

Number three, ability to leverage both companies’ products and services. Retail, one of the things that I’ve said in the 5 1/2 years I’ve been here, we’ve needed to expand our retail capability. We have a lot of asset generators, and one of the things we know we would need at some point in time is retail. And with this merger, that adds 85 to our 9, and that’s a pretty good — if you look at the maps, it’s a really good coverage of the area and dramatically increases the products and services we can provide to our existing clients, as well as we will be able to offer to prospects.

Wealth management, that was a business that we were in a number of years ago, but for a variety of reasons, exited about three years ago. I can’t tell you how excited I and our people are at being able to provide wealth management services within the organization to our clients. There are another thousand people — or a thousand companies right now, when the merger occurs, that are likely suspects and prospects for our wealth management business.

The more robust capital market services is really obvious. Mitch touched on it a little bit. There are tremendous opportunities out there with our customer base.

Not to mention the card services, and in general, just a broader platform of products and services.

Number four, and not to be minimized in any way, shape or form, I think there are some specific characteristics of both of the companies. Very similar business philosophies. Middle market, family-owned clients have been at the cornerstone of what both of these companies have done for decades and generations.

Culture, a culture built on service and relationship banking. Employees who are very highly respected in the industry. Management in both cases have acknowledged that national niche businesses are critical to the ultimate success of financial institutions our size. And with the two companies together and the enhanced size and capabilities, I think we will be able to continue to develop all of those areas and further diversify the revenue stream of the combined organization, which I believe is very, very important.

Enhanced scale. It manifests its importance not only locally in our retail and middle-market businesses, but in the combined national niche businesses, which gives them greater reach.

Enhanced scale gives us greater products and services and ability to grow those products and services at a faster pace for our clients. And it also creates greater opportunities for our employees, our clients and our shareholders. For us, this is incredibly exciting. I really refer to it as a transformational transaction.

The Cole Taylor team is proud of what we’ve accomplished so far and very excited with the opportunity to expand that success in the new bigger and stronger MB Financial. Mitch?

Mitchell Feiger: Okay, great. Thanks, Mark. I agree 100% with what Mark just said.

Okay, Tracy, I think we are ready to open the call to questions and suggestions.

Q&A

Operator: (Operator Instructions). Chris McGratty, KBW.

Chris McGratty: Mitch and Jill, on your comments on the branch consolidation, with Taylor’s roughly 8 to 10 branches today, when you alluded to the potential for branch closures down the road, is that more of a function of Taylor or of you? And was that incorporated in the cost saves that you guys gave us in the slide deck?

Mitchell Feiger: Yes, there is some branch consolidation incorporated in our assumptions and in the slide deck. Not exactly sure how many branches that is. It could be as low as three and as many as six.

Chris McGratty: Okay. And on the tangible book value earnback, Jill, can you walk me through how you guys think about it? All the banks seemingly look at it a different way. I’m wondering one, if your merger charges that you identified are included in that. And then two, whether any of your own earnings contribution between now and closing are included in that 7% figure.

Jill York: Good question, Chris. We do what we believe is the righteous way to do it.We do include transaction costs. We do factor in an estimated closing date. So in this case, just for my model, I used a closing date of end of first quarter. And what we do is we build a model for ourselves and project out what our own tangible book value would be. We then have a model for Taylor and then a combined model, and we compare the combined model with the MB original model and compute the dilution, and then the amount of time it takes for the earnings accretion to make up for the tangible book value dilution. And I believe this is the correct way to do it.

Chris McGratty: Understood. Last one I’ll ask and then I’ll jump out. Can you maybe talk about the courtship and the due diligence process, whether it was a competitive process or an auction, and kind of how long the diligence process went on between the two banks? Thank you.

Mitchell Feiger: I will address the diligence question, and then the other side is going to have to address the process that you went through, because you would know that a lot better than I would.

Mark Hoppe: Sure, yes.

Mitchell Feiger: Okay. So over the years, we have looked at, gosh, I don’t know how many companies. It’s well north of 100 companies, done due diligence on — oh I don’t know, 40, 50, 60 different banks. We have acquired 15 companies. I guess maybe this is the 15th since 2000, well more than 20 since I have been here at this Company. So we have a due diligence process that we rely on and lean on.

It’s very deep. We never stop asking questions and we keep asking until we are satisfied we understand all there is to know about the company that we are combining with.

Now in this case, Taylor also did due diligence on MB, which is exactly the right thing for them to do. There’s a significant component of stock that their shareholders are taking and they needed to be sure that we were what we said we were and what we seem to be, and I think that they became satisfied about that.

Before I turn it over to Mark on process, does that answer your question about due diligence or do you want me to be more specific?

Chris McGratty: No, that’s fine.

Mitchell Feiger: Okay. All right. Mark?

Mark Hoppe: Thanks, Mitch. Hey, Chris, it’s Mark Hoppe. I think it’s pretty simple when it comes down to it, because as the CEO of a publicly-traded company, you’ve got a number of responsibilities. But clearly one of your responsibilities is to be thinking about at all times your shareholders, your clients and your employees. And you’ve got to be evaluating what is best for them as you look forward.

And we make this evaluation — you kind of have to think about it every day. It has got to be an everyday part of what you do. And that’s an analysis that I’ve been doing. I do it frequently. And recently, I engaged with our executive committee of the bank, and we determined that for us to be able to continue to grow the way we have — and there’s been a substantial transformation in our company over the last four or five years — and for us to continue that growth and to continue the momentum and the speed at which we’ve been able to grow, we felt that possibly the best way for us to move forward was to look at an opportunity to merge with another organization.

Mitch mentioned it a little bit; I’ll say little bit more. We have been friends, as he indicated, for nearly 30 years. Mitch was a client of mine in a prior life. We’ve been personal friends. I’ve known this bank very, very well. Mitch’s father was a good friend of mine. I consider him one of my mentors.

So I knew this bank. They are around the corner from us. Our headquarters are around the corner from each other. We have a good idea of how the bank works. I referred to it when I talked about how we look at relationships and how we look at our employee base and how we look at opportunities going forward. And we felt that there was a very good opportunity and it made sense for us to sit down and have a discussion to see if there was — see if there would be a meaningful opportunity for the two organizations to get together.

And there clearly was — there was excitement from the start of the discussions. And as I said to our employees earlier today, there was support in the room of 80 or 90 that were there that this is a very, very logical next step for our company, for our company to be able to do what we’ve done and going forward, do it even better than we did before, giving us greater resources and greater opportunities to continue growing the lines of business, to continue in our niche businesses on a national basis, to continue to add to that.

And I think that the sum of these two is going to be so much greater than the individual parts, and that’s really what drove our decision and our approach.

Chris McGratty: Okay, thanks.

Mitchell Feiger: Okay, thanks, Chris.

Operator: Emlen Harmon.

Emlen Harmon: Hey, good morning. Congratulations, guys. I guess first question, Mitch, as you think about the combined entity longer-term, and just you guys have been kind of bumping up against the $10 billion in assets and that had been kind of, I guess, maybe a sticking point in terms of growth. As a combined organization, I mean what’s the optimal size for you to operate longer-term? And just in terms of doing additional acquisitions, how long do you think that this deal takes you out of the market?

Mitchell Feiger: Okay, great question. Let me address the $10 billion thing, because it has been so troubling for people in watching our company. Although we say this, but maybe people don’t believe it.

We have operated this company as if the $10 billion limit did not exist for the past many years. It just so happens that the optimal balance sheet size for us was slightly under $10 billion. You know my feeling on this is that I would rather be smaller and make more money. So size has never been — asset size in particular — has never been of interest to me whatsoever.

Now — oh, I do want to point out one other thing. Obviously, with this transaction, we crossed the $10 billion threshold, and that means that we become subject to the Durbin debit card interchange restrictions, which is really unfortunate, but it is what it is.

Assuming the transaction closes in 2014 — so after December 31, 2013 — we will become subject to the Durbin restrictions in July 2015. Okay? So there is a lot of runway here on the Durbin piece.

Now in our financial analysis — Jill may have mentioned this, but in our financial analysis, we included the entire Durbin impact here. So the returns that Jill told you about, the earnings accretion, the internal rate of return, all that stuff, is after taking the hit of about $5 million a year because of the Durbin restrictions.

Just to put everything on the table, there is a small consideration of going on the acquisition date over $15 billion. Please don’t dwell on this. But if you acquire over $15 billion under the proposed Basel III rules, your trust preferreds would phase out over some period of time. Whereas if you acquire under $15 billion, say under $15 billion, they are grandfathered in perpetuity. So there’s a small consideration there.

I think as far as timing, this is obviously the most important thing we have to do now, is completing our merger here and completing it successfully, which our track record in these matters as you know is I think excellent. Our team is capable of handling very complex, large and rapidly moving integrations.

You may remember in April 2010, we bought two FDIC companies on the same day. So we are pretty good at this thing.

Our intent is to close the transaction the first half of 2014, and then shortly thereafter combine our companies and integrate systems and the rest. And I’m quite confident that we should be done right around that time, say mid-year 2015.

And once we are done with that, we are good to go — 2014 — sorry — once we are done with that, we are good to go for more, I suppose. But as always, we would be very, very thoughtful about what we do.

Emlen Harmon: Got you, thanks. That was comprehensive. I appreciate it.

And then, Jill, just one — I guess one point of clarity on kind of your walk-through on accretion. The 15% accretion estimate in 2015, that is based off the current earnings power of the two companies, and not a projection, whether it’s consensus — consensus projection or something that you’ve done internally. But that 15% accretion is based off current earnings — is that correct?

Jill York: No, no. When I did the models — so we did our own internal models on Taylor using more conservative mortgage business assumptions, and that’s what I used for all the metrics that have been disclosed, including the accretion on earnings per share, the earnback and the internal rate of return. So we did it more conservatively than what IBES might be.

Emlen Harmon: Got you. So then there would be some — additionally some assumption about kind of underlying earnings growth for the two companies, in terms of where the starting point is versus that 15%. Is that fair?

Jill York: No. What I provided you was like my starting point. And then of course in our models, we include growth for loans and deposits and all kinds of assumptions. But I wanted to give you a good base for where we started.

Emlen Harmon: Got you. Okay, thanks. And then just one final I guess point of clarity, Mitch. The mortgage clawback in terms of the sale, does that — how long does that, I guess, kind of a clawback provision extend for? Is that through the close of the Taylor acquisition, or does that actually continue post-acquisition?

Mitchell Feiger: Those are mortgage putbacks you are talking about?

Emlen Harmon: No, so sale of the mortgage business. You were noting if it—.

Mitchell Feiger: Sale of the mortgage — there is a time period.

Jill York: Yes, so the way it works is the deal has to be signed off by December 31 of 2013, and then would need to close by July 31 of next year.

Emlen Harmon: Got it. Okay, thank you. Appreciate the time.

Operator: Terry McEvoy, Oppenheimer.

Terry McEvoy: You highlight the doubling of the middle-market commercial banking market share. And I think earlier in the call, you were trying to get through to us that one plus one equals more than two. And Mitch, I was wondering if you could just go through again the near-term opportunities to leverage what both banks bring to the table, and it sounded like a lot of that potentially was in the fee income area.

Mitchell Feiger: I think — and I will let Mark and our team jump in here — let me take a crack at this. There are so many opportunities here that it’s hard to remember them all. Let me see if I can hit some of them and then I will open up for a bunch of others. Obviously, the fee products, I mean that is a clear one.

And the fee products are great in two ways. One is it drives more revenues and more profits per relationship. The other thing it does is it solidifies relationships and it makes retention rates higher. So it’s good all the way around.

Mark mentioned that our bigger balance sheet will provide some lift for some of our businesses. I agree with that. It’s not so much our bigger balance sheet to me but our bigger capital level. I think that in some of our businesses we have held our risk to a — well, we have. In all of our businesses, we hold our risk to a certain level based on the amount of capital that we are willing to put at risk in a business. Having more capital will allow us to do more.

Now, interestingly, in the middle-market banking space, it’s the bigger middle-market companies that are the aggressive fee product users. So as we go upmarket and we land larger companies — which interestingly, we’ve both been doing, we’ve both been moving upmarket anyway — but adding more capital, more products, I think better reach enables us to move upmarket in that way.

Obviously, on the liquidity front, our cost of funds at MB is really low. It was 34 basis points in the second quarter. We have built an engine here that is designed to drive low-cost funding. I believe that low-cost funding is a critical element to having a high-performing bank and we are committed to that.

So our ability to provide low-cost funding to Taylor’s lenders is a very powerful thing, and I think will enable them to be more effective in the market and allow the company to earn more money.

Now I’m sure I’ve forgotten others.

Mark Hoppe: Well, Mitch, I will hit on two of them from our perspective. We’ve got roughly 900 to 1000 middle-market clients in the Chicago metro area. And with only nine branches, we don’t have very many retail locations that are very close to our client base. And with the 85 additional that MB has, you can drive just a whole other set of products to our clients that they don’t have, whether it is to the owners or whether it is to the employees of a company. So I think there’s a tremendous opportunity there from a retail perspective.

And then the other, of course, is wealth management, which I touched on in my remarks. That, again, you got 900 companies that every one of them is in some stage of figuring what they are going to do as time goes on, and some of those are in the process of thinking maybe of generational change or the sale of the company, et cetera. And my gosh, we really haven’t had that ability to cross-sell that product and we are really very, very excited about that.

Mitchell Feiger: I’d have just one thing to add to that, and if anybody else in the room does too. I know we are giving long answers, but I think this is really important to us.

Let’s not forget, this is an in-market merger. So all of our networks and all of our contacts and all of the marketing and advertising we are doing get double levered here. The market power — the marketing power and the market power that it adds to both our companies is just — it’s very significant.

It’s hard to put a dollar value on it, but it’s really important.

Terry McEvoy: Just the next question. Both of your companies have benefited from market disruption and consolidation in and around Chicago. I guess Mark is a perfect example. Does this deal allow you to lock in those bankers with contracts that you want to make sure continue with the combined company?

Mitchell Feiger: Well, if you are talking about our staff, it is critical to our business that we retain all of our talented employees. I mean, that has been a mission of ours all along. This doesn’t change any of that. We are interested in retaining all of our talented people. There’s nothing to say, I think, beyond that.

Terry McEvoy: And then just a question for Jill. Could you talk about the size of the securities portfolio relative to assets on a pro forma basis? Yours is quite a bit smaller than Taylor, and just to help us with the modeling. And then as it relates to future capital actions in terms of their ability to redeem preferred and trust preferred. As you built out your model, did you have the expenses related to those capital instruments in your model, or do you think we should remove them by the time of closing?

Jill York: Yes, let me talk about the capital actions first and how I thought about that in modeling the transaction. I guess first I thought about what Taylor would be able to do on their own in the relatively near-term. So for example, paying off the former TARP preferred. I thought that was a pretty obvious capital action they could take care of on their own. They have already paid off 25%, so I factored that into their model.

I also felt that it was logical that within a relatively short amount of time they would be able to pay off the higher rate TARP, the 9.75% TRUPS. So I factored that into the capital action.

In addition, as you know, they announced repayment of some sub debt in the second quarter, and it was appropriate to reflect that in the model as well. And quite honestly, that really helps the economics; getting rid of higher-rate sub debt, higher-rate trust preferred and TARP really helps. So those were things that I felt Taylor could do on their own within a relatively short amount of time, so I’ve built those items in.

In terms of the investment portfolio, I don’t have the numbers right at my fingertips, but here’s how I thought about their investment portfolio. They employ a strategy — what I would call a barbell strategy, very similar to MB, where they have mortgage-backed securities that make up most of the portfolio, and they’ve layered on some longer-term municipal investments. That’s exactly the same approach we’ve taken at MB. We like the approach. We had our treasurer take a detailed look at the securities portfolio. We are very comfortable with what they have in the portfolio.

It’s possible that we may rejigger some things once we are together, to make sure that we are set up exactly the way we want to from an interest rate risk perspective. But overall, I was very happy with their investment portfolio.

Terry McEvoy: Thank you very much.

Operator: Stephen Geyen, D.A. Davidson.

Stephen Geyen: Hey, good morning. Jill, maybe if you could give me just a rough idea of how the purchase price is adjusted for whatever kind of remains on Taylor’s balance sheet as far as the TARP and sub debt.

Jill York: Okay. So it really doesn’t impact our purchase price in terms of what we are paying for the common shares outstanding. But again, in thinking about their balance sheet, their capital base, again, what I did was I prepared a pro forma target model that would back out what they are essentially paying or borrowing to pay off those items. So that was how I thought about it.

Stephen Geyen: Got it. Okay, that makes sense. All right, and you mentioned the 3.5 year earnback period. Just curious, you talked about the mortgage business and you adjusted that going forward. And just curious if other synergies have been included in kind of the outlook in that 3.5 years. For example, have you included some additional enhancement from cards, treasury management, capital markets?

Mitchell Feiger: No, no, no, no. Hold on, hold on, hold on. We never include revenue enhancements in our analyses, okay? All the ones we’ve talked about we believe are there. We believe they are significant. But none of the numbers — and we’ve never done it — none of the numbers include revenue enhancements.

Stephen Geyen: Yes, that makes sense. I just wanted to be sure.

Mitchell Feiger: Yes.

Stephen Geyen: And as far as you guys getting a little bit bigger, you talked a little bit about going upmarket. Could you kind of define that market for us now under the combined company?

Mitchell Feiger: Anybody want to take a crack at that? Mark?

I’ll take it. Looking around the room, there’s no volunteers. So we define the middle market generally as companies with sales between $10 million and $250 million, all right? That measure has moved up over the years as our company has grown in capability and sophistication.

I remember years ago, it was $5 million to $25 million. Then it was $5 million to $50 million. Then we went I think $5 million to $75 million, to $100 million, $10 million to $100 million. Now we’re at $10 million to $250 million. And I think that’s a very natural evolution of a bank as it grows and it grows in sophistication.

So I think most of what’s going to happen here is — I think is that the volume of clients that we have toward the upper end of that range, if you will, the percentage of clients that we book and get toward the upper end of that range is probably going to increase, which is very exciting to me, very exciting.

Stephen Geyen: Okay.

Mark Hoppe: The only thing I will add to that, Mitch, is that with the expanded product suite that MB has, that gives us an opportunity to really delve into that market. We have had good products, very solid products, but — and excellent for the market that is our traditional market of $5 million to $200 million in revenues. But the ability to go up — I agree with you — is one that can avail — we can avail ourselves of now, with the greater product capability. Because you have to be able to cross-sell to have that business make sense, because the lending margins are so narrow.

But with the cross-sale opportunity, that gives us the opportunity to kind of start delving into that market, which we have kind of stayed away from for the last few years.

Stephen Geyen: Sure.

Ed Milefchik: This is Ed Milefchik. Let me — I just want to say one other thing on that, that one of the things we have seen is the larger banks — given the relatively soft loan growth in the marketplace, larger banks have really started pushing down market and have become very, very aggressive in that upper end of our top range of our market.

And given the additional size and capacity that we now have, we will be able to serve those larger clients better with the larger balance sheet, with less risk to the bank. So I think that allows us to execute on a more favorable basis our going upmarket strategy.

Stephen Geyen: Okay, thank you. And Mitch, you kind of downplayed the mortgage business as far as the reasons for the acquisition. But maybe assuming it’s still part of the entire bank once the transaction is complete, can you kind of talk about — or maybe this is a better question for Mark — but that opportunity to expand it?

Mitchell Feiger: Let me take a crack at it first, and, Mark, you can add — feel free to add.

Okay, so I think it’s a very well-run mortgage company. I think Willie Newman and his team are experts in the mortgage business and they’ve done a fantastic job building that business really over the last — what — 3.5, maybe four years at the most. It’s pretty remarkable what they have done and what they have built.

And I’m not just talking about volume; I am talking about quality. I think the quality of the company, the quality of the operations, the quality of the loans is really great.

Okay, that said, we’ve been moving at a very fast pace here, as I’m sure you appreciate how these things get done. So we’ve been talking in-depth let’s say for four weeks. That is not enough time for me and I think the management team on the MB side to have thought through and investigate thoroughly enough the mortgage business to understand what direction we should take it or would want to take it. I need time to sit with Willie and his team, to hear from them about what’s possible.

Our approach here from a valuation and a merger perspective was more limited than that. It was more around what are the risks in the business, are those risks acceptable to us and what is the minimum amount we think it will earn, and base our valuations and pricing on that.

So the second step has yet to happen, but I’m excited to have that conversation with Willie and his team.

Mark Hoppe: As Mitch said, it has been an incredible story in what a group that started with one person in December of 2009 has been able to accomplish. And here, they have run three quarters in a row now of $1.9 billion in mortgage originations.

But the other thing that’s really important, and one of the things that has given us, the Taylor Capital organization, even more excitement about the business is the ability not only to grow it, and as Mitch said, to grow it and do it in a quality way, is that we were able to diversify the business.

We were able to — we did have some mortgages on the balance sheet as a diversification. But really, the diversification on the servicing side, both in investment, quote/unquote, if you will, in mortgage servicing rights; but also in the ability to become a servicer ourselves. And we have taken steps in the second quarter to do that, and we will continue — the mortgage operation will continue down that path as time goes on.

So it grew fast, but it grew with a lot of thought and skill and analysis behind it, and it’s also been diversified. So there’s an opportunity, there, which — like Mitch says, which we totally understand there’s a long learning curve in getting up to speed on this business. It’s not intuitively obvious. And so that’s — there’s an opportunity there and the combined organization has to analyze this and determine the best and most intelligent way to move forward for everybody involved.

Mitchell Feiger: Let me just add one thing. This kind of thing, merging with a company that has a business line that we don’t — that we want to understand better and that there may be opportunity — is not — it’s very common, as a matter of fact. You think about buying a company, what are the chances when you buy a company that you like every single thing that they have. Well, it never happens.

So our approach to these things has always been when we are looking at a company, thinking about a partner, what is it that’s inside that company that’s real value for us. What do we really love and what has real value. And I talked about that in my prior comments.

And then you look at the remaining piece. Some of the remaining pieces may be toxic, and you say, listen, I’m not buying your company if you have those things, or I’m going to dispose of them immediately. That is not the case here at all.

Other cases, they have businesses that could be very exciting. And I’ll give you an example. When we acquired the deposits of Corus Bank back in September 2009, you may remember we bought $6.5 billion of deposits. Along with that came two things. One, $3 billion of deposits out of market; and two, a business providing banking services to check cashers in Chicago. The $3 billion of deposits out of Chicago we decided we didn’t want; we wrote checks in the first week to close the accounts for $3 billion and sent out checks. I don’t know that that’s ever been done before, but we did it.

With regard to the banking services for check cashers, we took our time. We studied that business for quite a while. We decided we liked it. There was great potential in it. We reengineered it, we rebuilt it, and it’s a very important business for us now.

And I think that that kind of thought process, which we have applied many times, has added great value to our company and we are going to do the same thing here.

Stephen Geyen: That’s all helpful. Hey, thanks for your response.

Operator: Peyton Green, Sterne, Agee.

Peyton Green: Good morning. Congratulations on what looks to be a great deal. A couple questions. Maybe Mark can jump in first on this. But out of Taylor’s mortgage business, how much of the $1.9 billion on originations was refi versus purchase?

And then I noticed in your all’s release today that you moved some loans out of held-for-investment into available-for-sale that were jumbos. I was just wondering how much more jumbo product you had on balance sheet that you’d be interested in selling in terms of just managing the balance sheet.

Mark Hoppe: Sure. 52% of the $1.9 billion was refi. So the group has really been very adept at moving from refi, which there were probably times when we were darn close to 90% refi — certainly I’m sure there were a lot of weeks we were close to 90% refi. And on a steady basis, we’ve been increasing — the purchases have been increasing as a percentage of the whole.

So again, what we are viewing, what we think is happening, is a further diversification of that business away from the historical, quote, unquote, just refi. So we are very heartened by that fact.

The second thing is from the portfolio perspective, quite frankly, we put — I think it’s maybe a year and a half ago, Randy — we put — over a period of time, put about $300 million in mortgages on our balance sheet. We did that purely for earnings purposes. And some of those were ARMs and some of those were jumbos. And we just had an opportunity to sell those jumbos at what we felt was a good price and we felt we were going to make — it was better for the organization for us to sell those in the second quarter, really from an ALCO perspective.

This portfolio of mortgages we’ve kept on our books has been purely ALCO-related. Didn’t really have anything else to do with that. The underwriting on those loans, the underwriters have no idea where those loans are going. They are not underwriting them a different way for the bank or anything else.

Peyton Green: So would you say you’ve pretty much done what you can do there?

Randy Conte: Hey, this is Randy. I will jump in on that one. I think the way to answer that is we are going to continue to look at the assets across the entirety of the bank and look for opportunities when they come along, and we are going to — when they are best for our shareholders and take advantage of them, just like you’ve heard throughout the call.

Peyton Green: Okay. And then for both of you all, I guess MB had about $2.2 billion in securities at the end of the quarter. How much of that was pledged? And then also for Taylor, if I could get the same numbers, the amount of the securities book and then how much of it is pledged for the —.

Mitchell Feiger: Is that in the Q?

Jill York: That is in the Q. I don’t have those numbers at my fingertips, but when we file our Q in a couple weeks, you can pick up that number.

Mitchell Feiger: Can he look at the prior Q and it’s going to be about the same?

Jill York: Yes, yes, exactly.

Mitchell Feiger: So for MB, you can look at the prior Q and you get pretty much the right answer.

Mark Hoppe: I would think that’s got to be directionally correct for us as well.

Peyton Green: Okay, no, I guess I was just trying to get an idea of once you are a bigger company, with the cost saves, you don’t need as much I guess securities-related liquidity. You could manage the balance sheet, again, more profitably and I guess a bit smaller. Would you say that’s a fair way to think about it?

Jill York: It certainly is for us.

Mark Hoppe: Yep, yep, yep, I think so.

Peyton Green: Okay, great. Thank you very much.

Operator: John Moran, Macquarie Capital.

John Moran: Hey, good morning, guys. A quick question. Forgive me here, I’m not totally familiar with Taylor’s business model on the mortgage side. But assuming that it’s still around, is there a wholesale warehouse piece to that? And if so, what’s the size of the balances there at the end of the quarter?

Mark Hoppe: On the balance sheet, if you look at — there should be loans held for sale, and it should be identified and — hold on one second. I have to go to another page. It’s $693 million is in the loans held for sale at the end of the quarter.

John Moran: Okay.

Randy Conte: Those are our own —

Mark Hoppe: Those are lines that we generated, we underwrote to our standards, and obviously are in the process of being packaged and sold in normal course, just like we’ve been doing for the last several years.

John Moran: Got you, got you. So there is no warehouse business per se?

Mark Hoppe: No, we don’t have — no.

John Moran: Okay. And then kind of shifting (multiple speakers). Okay, I appreciate that. And then just kind of shifting off the deal and toward the quarter, I guess, Mitch and Mark both, any commentary that you could give in terms of kind of pipelines, commitments, demand drivers on the loan side, how things are holding up, price structure? I know that obviously we’ve focused a lot on the deal here and less so on the fundamentals of the quarter. But anything you can give us in terms of kind of a forward look there would be much appreciated.

Mitchell Feiger: Anybody on the MB team have a view?

Ed Milefchik: I will take that. In the market, I think it’s still extremely, extremely competitive. Companies are continuing to do pretty well. Loan demand is moderate at best. Competition is extremely high.

Our pipeline looks decent, but again, I’m always hesitant to say how good it will be because of the competitive landscape and trying to understand exactly what percentage of those deals will push through the pipeline and end up closing. I’m confident — usually the second half of the year is very good for us, and I would expect or hope that would happen again this year. But right now I’m optimistic, but cautiously optimistic.

Mark Hoppe: Yes, Ed, this is Mark. For Cole Taylor, I would say it’s exactly the same thing. This market is very tough. Margins are really squeezed. You are looking at three to five banks looking at almost any transaction. You are looking at it from a prospect perspective.

And on the ABL side, probably a little bit better and a little bit less competition, but it’s tough there as well. So lending is a challenging market.

Mitch mentioned one other, and Ed did as well. The larger corporate, which we think that’s an opportunity for us going forward, that’s gotten really tough, which leads us to the fact that that’s an attractive business if you can successfully cross-sell non-credit products. So it’s a pretty tough market out there. I think the economy is getting a little bit better, but just a little.

Ed Milefchik: Yes, just to add to that, I think when I look at our pipeline, we see the best opportunities right now for, quite frankly, non-borrowing type of clients. We continue to do just a terrific job on the deposit generation side. Fee income looks decent. So again, companies just are not borrowing that much these days. They’ve de-levered and they continue to de-lever. And Mark mentioned three to five. There’s some instances I would double that number of banks that are out there bidding on deals. So again, we are just trying to pick our points and stay with our strategy.

John Moran: Got you. Thanks very much, guys. That’s very helpful.

Operator: Peyton Green, Stern Agee.

Peyton Green: Yes, I was wondering if you all could comment maybe on the expectation for mortgage volume going forward in the third quarter, and also the outlook for margins versus where they were in the first and second quarter.

Mark Hoppe: We think that both on the origination side as well as the margin side that it will be flat — second quarter.

Jill York: And for the MB side, I would expect the margin to be relatively stable.

Peyton Green: Okay, great. Thank you.

Operator: Brian Martin, FIG Partners.

Brian Martin: Hi, guys. My question was just answered on the margins. So I appreciate it and congrats on the deal.

Mitchell Feiger: Thanks, Brian.

Mark Hoppe: Thanks, Brian.

Operator: Thank you. I would now like to turn the call over to Mr. Feiger for closing remarks. Please proceed.

Mitchell Feiger: Okay, thank you for visiting with us again this quarter. This was a rather unusual quarterly earnings call. But we are very excited about — very excited about the opportunities here, and we really look forward to working with our merger partners at Cole Taylor Bank.

As always, should you have any questions or concerns and of course suggestions — we love hearing your suggestions — please call any one of us at your convenience. All right, talk to you again in three months.

Operator: Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect and have a good day.

Forward-Looking Statements

When used in this document and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made.  These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information.  By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.  Statements about the expected timing, completion and effects of the proposed merger and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to the factors previously disclosed in MB Financial’s and Taylor Capital’s reports filed with the SEC, important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the MB Financial-Taylor Capital merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite stockholder and regulatory approvals for the MB Financial-Taylor Capital merger might not be obtained; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from loans originated and loans acquired from other financial institutions; (4) results of examinations by regulatory authorities, including the possibility that any such regulatory authority may, among other things, require increases in the allowance for loan losses or writing down of assets; (5) competitive pressures among depository institutions; (6) interest rate movements and their impact on customer behavior and net interest margin; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) MB Financial’s ability to realize the residual values of its direct finance, leveraged and operating leases; (11) the ability to access cost-effective funding; (12) changes in financial markets; (13) changes in economic conditions in general and in the Chicago metropolitan area in particular; (14) the costs, effects and outcomes of litigation; (15) new legislation or regulatory changes, including but not limited to the Dodd-Frank Act and regulations adopted thereunder, any changes in capital requirements pursuant to the Dodd-Frank Act and the implementation of the Basel III capital standards, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (16) changes in accounting principles, policies or guidelines;  (17) future acquisitions by MB Financial of other depository institutions or lines of business; and (18) future goodwill impairment due to changes in MB Financial’s business, changes in market conditions, or other factors.

MB Financial and Taylor Capital do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information and Where to Find It

MB Financial will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a joint proxy statement of MB Financial and Taylor Capital that also constitutes a prospectus of MB Financial, which will be sent to the stockholders of MB Financial and Taylor Capital. Stockholders are advised to read the joint proxy statement/prospectus when it becomes available because it will contain important information about MB Financial, Taylor Capital and the proposed transaction. When filed, this document and other documents relating to the merger filed by MB Financial and Taylor Capital can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Taylor Capital’s website at www.taylorcapitalgroup.com under the tab “SEC Filings” and then under “Documents”. Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992, or from Taylor Capital, upon written request to Taylor Capital Group, Inc., Investor Relations, 9550 West Higgins Road, Rosemont, Illinois 60018 or by calling (847) 653-7978.

MB Financial, Taylor Capital and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of MB Financial relating to its 2013 Annual Meeting of Stockholders filed with the SEC by MB Financial on April 12, 2013 and the definitive proxy statement of Taylor Capital relating to its 2013 Annual Meeting of Stockholders filed with the SEC on April 24, 2013. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.